Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended
December 31, 2014 and 2013

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Timmins Gold Corp.,

We have audited the accompanying consolidated financial statements of Timmins Gold Corp., which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, and the consolidated statements of earnings and total comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Timmins Gold Corp. as at December 31, 2014 and December 31, 2013, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants
March 9, 2015
Vancouver, Canada

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF EARNINGS AND TOTAL COMPREHENSIVE INCOME
For the years ended December 31, 2014 and 2013
(In thousands of United States dollars, except share numbers and per share amounts)

	Note	2014	2013

Metal revenues	21	$154,068	$160,593

Cost of sales (including depreciation and depletion)	6a)	116,090	101,920

Earnings from mine operations		37,978	58,673

Impairment of non-current unprocessed ore stockpile	8	-	6,340
Write-off of exploration and evaluation properties	9	1,808	-
Corporate and administrative expenses	6b)	14,003	11,192

Earnings from operations		22,167	41,141

Other (expense) income, net		(131)	57
Finance expense	6c)	(1,894)	(1,707)
Foreign exchange (loss) gain		(183)	747

Earnings before income taxes		19,959	40,238

Income taxes
Current tax expense	14	10,152	3,099
Deferred tax expense	14	620	21,796
		10,772	24,895

Earnings and total comprehensive income for the year		$9,187	$15,343

Weighted average shares outstanding:
Basic	15	161,297,692	144,120,095
Diluted	15	162,005,161	146,140,439

Earnings per share:
Basic	15	$0.06	$0.11
Diluted	15	$0.06	$0.11

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2014 and 2013
(In thousands of United States dollars)

	Note	2014	2013

OPERATING ACTIVITIES
Earnings before income taxes		$19,959	$40,238
Items not affecting cash:
Depletion and depreciation	6a)	18,565	15,471
Finance expense	6c)	1,894	1,707
Share-based payments	13b)	1,411	784
Impairment of non-current unprocessed ore stockpile	8	-	6,340
Write-off of exploration and evaluation properties	9	1,808	-
Unrealized foreign exchange gain		(2,008)	(946)
		41,629	63,594
Changes in non-cash working capital items:
Trade and other receivables		(4,768)	(4,246)
Inventories		(2,877)	(10,171)
Advances and prepaid expenses		263	1,995
Trade payables and accrued liabilities		(1,193)	1,241
Cash flows provided by operating activities		33,054	52,413

INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment, exploration and evaluation		(36,293)	(52,572)
Acquisition of exploration and evaluation property	5	(10,820)	-
Cash flows used in investing activities		(47,113)	(52,572)

FINANCING ACTIVITIES
Interest paid	6c)	(1,319)	(1,398)
Repayment of principal on loan facility	12	(4,515)	-
Proceeds from equity financing, net of transaction costs	13a)	24,184	-
Issuance of shares on exercise of share options	13a)	423	165
Cash flows provided by (used in) financing activities		18,773	(1,233)

Effects of exchange rate changes on the balance of cash held in foreign currencies		(538)	(20)

Increase (decrease) in cash and cash equivalents		4,176	(1,412)
Cash and cash equivalents, beginning of year		22,776	24,188
Cash and cash equivalents, end of year		$26,952	$22,776

Supplemental disclosure with respect to cash flows (note 16)

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars)

		December 31,	December 31,
	Note	2014	2013

ASSETS
Current
Cash and cash equivalents		$26,952	$22,776
Trade and other receivables	7	15,423	14,678
Inventories	8	46,693	43,103
Advances and prepaid expenses		728	991
Total current assets		89,796	81,548

Mineral properties, plant and equipment,
exploration and evaluation	9	215,973	180,443
Non-current unprocessed ore stockpile	8	6,178	6,523
Total assets		$311,947	$268,514

LIABILITIES
Current
Trade payables and accrued liabilities	10	$25,520	$28,869
Loan facility	12, 22a)	11,070	16,438
Current portion of equipment financing	9	1,134	1,134
Total current liabilities		37,724	46,441

Deferred tax liabilities	14d)	51,996	51,376
Long-term equipment financing	9	945	2,080
Provision for site reclamation and closure	11	1,865	3,168
Provision for contingent payment	5	4,535	-
Other provisions		1,105	1,097
Total liabilities		98,170	104,162

EQUITY
Issued capital	13	128,735	89,653
Share-based payment reserve		14,398	13,242
Retained earnings		70,644	61,457
Total equity		213,777	164,352
Total liabilities and equity		$311,947	$268,514

Commitments and contingencies (note 20)
Events after the reporting period (note 22)

Approved by the Directors

“Bruce Bragagnolo”	Director	“Paula Rogers”	Director

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of United States dollars, except share numbers)

				Share-
		Number of		based
		common	Issued	payment	Retained	Total
		shares	capital	reserve	earnings	equity
Balance at January 1, 2014	Note	144,159,045	$89,653	$13,242	$61,457	$164,352
Earnings and total comprehensive income for the year		-	-	-	9,187	9,187
Share-based payments	13	-	-	1,411	-	1,411
Shares issued on exercise of share options	13	433,334	423	-	-	423
Reclassification of grant date fair value on exercise of share options		-	255	(255)	-	-
Shares issued for financing costs	12, 13	300,000	407	-	-	407
Shares issued for cash equity financing	13	18,920,000	24,184	-	-	24,184
Shares issued for asset acquisition	5, 13	16,065,000	13,813	-	-	13,813
Balance at December 31, 2014		179,877,379	$128,735	$14,398	$70,644	$213,777

Balance at January 1, 2013		144,084,045	$89,419	$12,527	$46,114	$148,060
Earnings and total comprehensive income for the year		-	-	-	15,343	15,343
Share-based payments	13	-	-	784	-	784
Shares issued on exercise of share options	13	75,000	165	-	-	165
Reclassification of grant date fair value on exercise of share options		-	69	(69)	-	-
Balance at December 31, 2013		144,159,045	$89,653	$13,242	$61,457	$164,352

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

1.	NATURE OF OPERATIONS

Timmins Gold Corp. (“the Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V. and Molimentales del Noroeste, S.A. de C.V. (“MdN”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine which was placed into commercial production on April 1, 2010. The Company is listed for trading on the Toronto Stock Exchange under the symbol TMM and the New York Stock Exchange MKT under the symbol TGD. The registered office of the Company is located at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These consolidated financial statements (“consolidated financial statements”) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These consolidated financial statements were approved by the Board of Directors and authorized for issue on March 9, 2015.

b)	Basis of measurement

These consolidated financial statements have been prepared using the historical cost basis specified by IFRS for each type of asset, liability, income and expense as set out in the accounting policies below, except for certain financial assets and liabilities which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting.

c)	Functional currency and presentation currency

These consolidated financial statements are presented in thousands of United States (“US”) dollars, except as otherwise noted, which is the functional currency of the Company and each of the Company’s subsidiaries. References to C$ are to Canadian dollars, which are also stated in thousands.

d)	Judgements

The critical judgements that the Company’s management has made in the application of the accounting policies presented in note 3 that have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

i.	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the US dollar. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

ii.	Business combination versus asset acquisition

The Company considered the applicability of IFRS 3 - Business Combinations (“IFRS 3”) with respect to the acquisition of Caballo Blanco (note 5). IFRS 3 outlines a business as having a system where inputs enter a process to produce outputs. The Company has determined that Caballo Blanco does not meet the criteria for a business based on the indicators outlined by IFRS. As such, the Company has determined that the acquisition of Caballo Blanco not be treated as a business combination but as an asset acquisition.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

2.	BASIS OF PREPARATION (Continued)

iii.	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized as exploration and evaluation (note 9) have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

e)	Significant estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised.

Areas that require significant estimates and assumptions as the basis for determining the stated amounts include, but are not limited to, the following:

i.	Impairments (note 9)

The Company assesses its mineral properties, plant and equipment assets and exploration and evaluation properties annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs of disposal and value in use.

In determining the recoverable amounts of the Company’s mineral properties and plant and equipment assets, management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, costs of disposal the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in an impairment of the carrying amounts of the Company’s property, plant and equipment and/or mining interests.

ii.	Mineral reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study.

The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons.

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgements to interpret the data.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

2.	BASIS OF PREPARATION (Continued)

The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgements made in estimating the recovery rate, size and grade of the ore body.

Changes in the proven and probable reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of mineral properties, exploration and evaluation properties and plant and equipment (note 9), site reclamation and closure provisions (note 11), recognition of deferred tax amounts (note 14) and depreciation and depletion (note 9).

iii.	Depreciation and depletion (note 9)

Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment are depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment to the extent that the useful life does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation and depletion expense could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual recovery rates and costs of mining and differences in gold price used in the estimation of mineral reserves.

Significant judgement is involved in the estimation of useful life and residual values for the computation of depreciation and depletion and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

iv.	Deferred stripping costs (note 9)

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the mining property (“life of mine strip ratio”). Changes in estimated life of mine strip ratios can result in a change to the future capitalization of stripping costs incurred.

v.	Inventories (note 8)

Expenditures incurred, and depreciation and depletion of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore in process and finished metal inventory. These deferred amounts are carried at the lower of average cost or net realizable value (“NRV”) and are subject to significant measurement uncertainty.

Write-downs of ore in stockpiles, ore in process, and finished metal inventory resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the ore in process based on current mining costs, including applicable depreciation and depletion relating to mining operations incurred up to the point of placing the ore on the leach pad. Costs are removed from ore in process based on the average cost per estimated recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

2.	BASIS OF PREPARATION (Continued)

The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a leach pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore in process, and finished metal inventory and the determination of NRV involve the use of estimates. There is a high degree of judgement in estimating future costs, future production level, gold prices, and the ultimate estimated recovery for ore in process. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

vi.	Provision for site reclamation and closure (note 11)

Site reclamation and closure provisions are recognized in the period in which they arise and are stated as the present value of estimated future costs. These estimates require extensive judgement about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. In view of uncertainties concerning environmental rehabilitation, the ultimate costs could be materially different from the amounts estimated.

It is possible that the Company’s estimate of the site reclamation and closure liability could change as a result of change in regulations, the extent of environmental remediation required, the means and technology of reclamation activities or cost estimates. Any such changes could materially impact the estimated provision for site reclamation and closure. Changes in estimates are accounted for prospectively from the period the estimate is revised.

vii.	Deferred taxes (note 14)

The Company’s provision for income taxes is estimated based on the expected annual effective tax rate. The current and deferred components of income taxes are estimated based on forecasted movements in temporary differences. Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles.

The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

2.	BASIS OF PREPARATION (Continued)

viii.	Share-based payments (note 13)

Share-based payments are measured at fair value. Options are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and are expensed to earnings or loss from operations over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

ix.	Contingencies (note 20)

Due to the nature of the Company’s operations, various legal and tax matters can arise from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements for the period in which such changes occur.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries disclosed in note 1. All inter-company balances, transactions, revenues and expenses have been eliminated on consolidation.

Control exists where the parent entity is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases.

b)	Foreign currency translation

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity's functional currency (“foreign currencies”) are translated at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at that date. Exchange gains and losses are recognized on a net basis in earnings or loss from operations for the period.

c)	Cash

Cash includes cash and cash equivalent balances held with financial institutions.

d)	Revenue recognition

Metal revenues are earned from the sale of refined metal (primarily gold and silver by-product) and are recognized when significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sale price can be measured reliably, the Company has no significant continuing involvement, and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Metal revenues are subject to adjustment upon final settlement based upon metal prices, weights and assays. These adjustments are recorded within metal revenues.

e)	Inventories

The Company predominantly produces gold and silver by-product. Inventories consist of unprocessed ore stockpile, ore in process, finished metal inventory (doré), and operations supplies. Doré represents a bar containing predominantly gold by value which must be refined into its saleable metals.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

These inventories are valued at the lower of cost and NRV after consideration of additional processing, refining and transportation costs. NRV represents the estimated future sales price of the product based on prevailing and long-term metals prices or as determined in long-term sales contracts, less the estimated costs to complete production and bring the product to saleable form.

Write-downs of inventory are recognized in earnings or loss from operations as incurred. The Company reverses write- downs in the event that there is a subsequent increase in NRV.

i.	Unprocessed ore stockpile

This represents ore that has been mined and is available for further processing. The NRV of the unprocessed ore stockpile is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys.

Costs are allocated to the stockpile based on the current mining cost per tonne incurred up to the point of stockpiling the ore, including applicable overhead and depletion and depreciation relating to mining operations, and are removed at the average cost per ounce. As the unprocessed ore stockpile is not expected to be processed further within one year of the date of these consolidated financial statements, the net carrying amount related to the stockpile has been classified as non-current unprocessed ore stockpile (note 8).

ii.	Ore in process

The recovery of gold and silver from the ore is achieved through heap leaching processes. Costs are added to ore on leach pads based on current mining and processing costs, including applicable overhead, depletion and depreciation relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered, based on the average cost per ounce of recoverable gold in ore in process inventory.

iii.	Finished metal inventory

Finished metal inventory consists of doré bars containing gold and silver.

iv.	Supplies

Supplies include consumables used in operations such as fuel, grinding material, chemicals, and spare parts. NRV is estimated as replacement cost.

Major spare parts and standby equipment are included in plant and equipment when they are expected to be used during more than one period and if they can only be used in connection with an item of plant and equipment.

f)	Mineral properties, plant and equipment, exploration and evaluation

i.	Mineral property and development costs

Mineral property development costs, including reclassified mineral property acquisition costs and capitalized exploration and evaluation costs, are stated at cost less accumulated depreciation and accumulated impairment losses. Costs associated with the commissioning of new assets, net of incidental revenues, are capitalized as mineral property costs in the period before they are operating in the manner intended by management.

The Company capitalizes the cost of acquiring, maintaining, exploring, and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Costs of producing properties are amortized using the UOP method based on estimated proven and probable reserves and the costs of abandoned properties are written off in the period in which that decision is made by management.

The Company capitalizes the costs of developing mineral properties that are currently in production until such time that management can conclude the existence of additional proven and probable reserves resulting from the development activities. Upon determination of the additional proven and probable ounces, the development costs are amortized using the UOP method based on the total proven and probable reserves (previous remaining reserves plus new reserves).

Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in earnings or loss as incurred. Write-offs due to impairment in value are charged to earnings or loss as incurred.

In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. Stripping costs incurred prior to commercial production are capitalized and deferred as part of the cost of constructing the mine.

Mining costs associated with stripping activities during the production phase of a mine are variable production costs that are included in the costs of the inventory during the period that the stripping costs are incurred, unless the stripping activity can be shown to represent future benefits to the mineral property, in which case stripping costs are capitalized.

Future benefits to the mineral property are demonstrated when stripping activity results in either immediate usable ore to produce finished gold doré bar inventory or improved access to sources of gold reserves that will be produced in future periods that would otherwise not have been accessible. Stripping activity occurs on separately identifiable components of the open pit and the amount capitalized is calculated by multiplying the tonnes removed for stripping purposes from each identifiable component during the period by the mining cost per tonne.

The Company includes stripping costs in its production costs using a strip ratio based on tonnes of material removed compared to the estimated strip ratio per each separately identifiable component. Periods where the actual strip ratio for the identifiable component exceeds the average life of mine strip ratio for that component result in deferral of the excess stripping costs as an asset recorded within mineral properties (note 9).

ii.	Plant and equipment

Plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost includes the purchase price, any costs directly attributable to bringing plant and equipment to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated site reclamation and closure costs associated with removing the asset, and, where applicable, borrowing costs.

Upon sale or abandonment of any plant and equipment, the cost and related accumulated depreciation and impairment losses are written off and any gains or losses thereon are recognized in earnings or loss for the period. When the parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of plant and equipment.

The cost of replacing or overhauling a component of an item of plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. Maintenance and repairs of a routine nature are charged to earnings or loss as incurred.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

iii.	Exploration and evaluation costs

Acquisition costs for exploration and evaluation stage properties are capitalized. Exploration and evaluation expenditures incurred on a mineral property are capitalized where management determines there is sufficient evidence that the expenditure will result in a future economic benefit to the Company. All other exploration and evaluation expenditures are expensed as incurred.

Exploration and evaluation expenditures comprise costs that are directly attributable to:

•	researching and analyzing existing exploration data;
•	conducting geological studies, exploratory drilling and sampling;
•	examining and testing extraction and treatment methods; and
•	activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

Subsequent to completion of a positive economic analysis on a mineral property, capitalized acquisition costs and exploration and evaluation expenditures are reclassified to mineral properties. The Company is in the process of exploring and developing many of its exploration and evaluation properties and has not yet determined the amount of reserves available.

Management reviews the carrying value of mineral properties at each reporting date and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property, or from the sale of the property. Amounts shown for properties represent costs incurred net of write-offs and recoveries.

iv.	Depletion and depreciation

Mineral property costs, including deferred stripping costs, are depreciated when commercial production begins using the UOP method based on estimated proven and probable reserves.

Plant and equipment, including major components, are depreciated using the following depreciation methods:

Computer equipment	30% straight line method
Leasehold improvements	20% straight line method
Office furniture and equipment	10% straight line method
Vehicles	25% straight line method
Mine equipment and buildings	UOP method
Plant and equipment	UOP method

Depreciation commences on the date the asset is available for use.

g)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

•	by an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and
•	as a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The accretion of the discount is charged to earnings or loss for the period.

i.	Provision for site reclamation and closure

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company records the fair value of a provision for site reclamation and closure as a liability in the period in which it incurred a legal or constructive obligation associated with the reclamation of the mine site and the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.

The obligation is measured initially at present value based on estimated future cash flows derived using internal information and third party reports. The estimated cost is capitalized and included in the carrying value of the related mineral properties and is depreciated using either the straight-line method or UOP method, as appropriate.

The provision is initially discounted using a current market-based pre-tax discount rate and subsequently increased for the unwinding of the discount. The unwinding of the discount is charged to earnings or loss for the period.

At each reporting date, the Company reviews its provision for site reclamation and closure to reflect the current best estimate. The provision for site reclamation and closure is adjusted for changes in factors such as the amount or timing of the expected underlying cash flows, or the market-based pre-tax discount rate, with the offsetting amount recorded to the site reclamation and closure asset included in mineral properties which arises at the time of establishing the provision. The site reclamation and closure asset is depreciated on the same basis as the related asset.

ii.	Provision for contingent payment

The Company’s acquisition of Caballo Blanco includes a contingent payment of $5,000, if in the next five years, Caballo Blanco receives approval for its environmental permit or the Company undergoes a change of control. The Company estimated the permitting requirements will be met within two years.

The obligation is measured initially at present value based on estimated future cash flows discounted at a market based pre-tax discount rate. The estimated cost is capitalized and included in the carrying value of the related exploration and evaluation mineral properties.

The provision is initially and subsequently increased for the unwinding of the discount over management’s estimated period of two years. The unwinding of the discount is charged to earnings or loss for the period.

It is possible that the Company’s estimate of the contingent payment liability could change as a result of change in the timing that mining permits are acquired or if the Company undergoes a change of control within the next five years or earlier. Any such changes could materially impact the estimated provision for contingent payment. Changes in estimates are accounted for prospectively from the period the estimate is revised.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)	Share-based payments

Certain employees and directors of the Company receive a portion of their remuneration in the form of share options. The fair value of the share options, determined at the date of the grant, is charged to earnings or loss, with an offsetting credit to share-based payment reserve, over the vesting period. If and when the share options are exercised, the applicable original amounts of share-based payment reserve are transferred to issued capital.

The fair value of a share-based payment is determined at the date of the grant. The estimated fair value of share options is measured using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected term of the option and share price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is estimated with reference to the historical volatility of the share price of the Company.

These estimates involve inherent uncertainties and the application of management’s judgement. The costs of share-based payments are recognized over the vesting period of the option. The total amount recognized as an expense is adjusted to reflect the number of options expected to vest at each reporting date. At each reporting date prior to vesting, the cumulative compensation expense representing the extent to which the vesting period has passed and management’s best estimate of the share options that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in earnings or loss with a corresponding entry to share-based payment reserve.

Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.

No expense is recognized for share options that do not ultimately vest. Charges for share options that are forfeited before vesting are reversed from share-based payment reserve and credited to earnings or loss. For those share options that expire unexercised after vesting, the recorded value remains in share-based payment reserve.

i)	Issued capital

Common shares are classified as issued capital. Costs directly attributable to the issue of common shares are recognized as a deduction from issued capital, net of any tax effects.

j)	Financial assets

Financial assets, other than derivatives, are classified as held to maturity, available-for-sale, loans and receivables or fair value through profit or loss (“FVTPL”).

Financial assets classified as available-for-sale are measured initially at fair value plus transaction costs and subsequently at fair value with unrealized gains and losses recognized in other comprehensive income except for financial assets that are considered to be impaired, in which case the impairment loss is charged to earnings or loss. The Company has not classified any assets as available-for-sale for any period presented.

Financial assets classified as loans and receivables are measured initially at fair value plus transaction costs and subsequently at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset and allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial asset, or, where appropriate, a shorter period. The Company’s cash and cash equivalents, and trade and other receivables are classified as loans and receivables.

Financial assets classified as FVTPL are measured on initial recognition and subsequently at fair value with unrealized gains and losses recognized in earnings or loss. Transaction costs are expensed for assets classified as FVTPL. The Company has not classified any assets as FVTPL for any period presented.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

k)	Financial liabilities

Financial liabilities, which are trade payables and accrued liabilities, vendor loan, equipment financing, and loan facility are initially recognized at fair value less directly attributable transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon recognition as FVTPL. Fair value changes on these liabilities are recognized in earnings or loss.

l)	Impairment

i.	Impairment of financial assets

At each reporting date, the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets, other than financial assets classified as FVTPL, is impaired. A financial asset or a group of financial assets is impaired if there is objective evidence that the estimated future cash flows of the financial asset or the group of financial assets have been negatively impacted, and the impact can be reliably measured.

Objective evidence of impairment could include the following:

•	significant financial difficulty of the issuer or counterparty;
•	default or delinquency in interest or principal payments; or
•	it has become probable that the borrower will enter bankruptcy or financial reorganization.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in earnings or loss and reflected in an allowance account against trade and other receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount.

With the exception of available-for-sale equity instruments, if, in a subsequent period, the amount of the impairment loss decreases, the previously recognized impairment loss is reversed through earnings or loss to the extent that the carrying amount of the impaired financial asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect to available-for-sale equity instruments, impairment losses previously recognized in earnings or loss are not reversed through earnings or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

ii.	Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there are any indications of impairment. If any such indication exists such as decreases in metal prices, an increase in operating costs, a decrease in mineable reserves or a change in foreign exchange rate, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. In determining the recoverable amount, the Company also considers the net carrying amount of the asset, the ongoing costs required to maintain and operate the asset, and the use, value and condition of the asset.

Where the asset does not generate cash inflows that are independent with other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. This generally results in the Company evaluating its non-financial assets on a property by property basis.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

The recoverable amount is determined as the higher of fair value less costs of disposal and the asset’s value in use. Fair value is determined with reference to discounted estimated future cash flow analysis or to recent transactions involving dispositions of similar properties. In assessing value in use, the estimated future cash flows are discounted to their present value.

The pre-tax discount rate applied to the estimated future cash flows measured on a value in use basis reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as a charge to earnings or loss. Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed.

Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of depletion and depreciation) had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of impairment is recognized as a gain in earnings or loss.

m)	Taxes

i.	Current tax expense

Current tax is the expected tax payable or receivable on the taxable earnings or loss for the period.

Current tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the reporting date, and includes adjustments to tax payable or recoverable in respect of previous periods.

ii.	Deferred tax expense

Deferred tax is accounted for using the liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases.

Deferred tax liabilities are recognized for all taxable temporary differences except where the deferred tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting earnings nor taxable earnings or loss.

Deferred tax assets are recognized for all deductible temporary differences, carry forwards of unused tax losses and tax credits, to the extent that it is probable that taxable earnings will be available against which the deductible temporary differences, and the carry forward of unused tax losses can be utilized, except where the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting earnings nor taxable earnings or loss.

The carrying amounts of deferred tax assets are reviewed at each reporting date and are adjusted to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred tax asset is recorded.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred tax is measured on an undiscounted basis using the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates and tax laws enacted or substantially enacted at the reporting date. Current and deferred tax relating to items recognized directly in equity is recognized in equity and not in earnings or loss.

iii.	Mining taxes and royalties

Mining taxes and certain royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to a form of net income after adjustment for items comprising temporary differences.

n)	Earnings from mine operations

Earnings from mine operations is an additional generally accepted accounting principle (“GAAP”) measure calculated by subtracting the cost of sales, which includes production costs and depletion and depreciation, from the Company’s metal revenues.

o)	Earnings from operations

Earnings from operations is an additional GAAP measure calculated by subtracting other operational expenses from the Company’s earnings from mine operations. Other operational expenses are those that are not directly attributable to the production of inventory and include corporate and administrative expenses and any impairment of assets incurred during the period.

p)	Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the earnings and total comprehensive income of the Company by the basic weighted average number of common shares outstanding during the period. For purposes of calculating diluted EPS, the proceeds from the potential exercise of dilutive share options and share purchase warrants with exercise prices that are below the average market price of the underlying shares are assumed to be used in purchasing the Company’s common shares at their average market price for the period.

Share options and share purchase warrants are included in the calculation of diluted EPS only to the extent that the market price of the common shares exceeds the exercise price of the share options or share purchase warrants except where such conversion would be anti-dilutive.

q)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Qualifying assets include the cost of developing mineral properties and constructing new facilities.

Borrowing costs are capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction, or, where financed through general borrowings, at a capitalization rate representing the weighted average interest rate on such borrowings. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in earnings or loss in the period in which they are incurred.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

r)	Operating segments

The Company has determined that it operates through one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in two geographical areas, Canada and Mexico. Reporting is prepared on a geographic and consolidated basis as determined by the requirements of the Chief Executive Officer as the chief operating decision maker for the Company. The Company does not treat the production of gold and silver by-product as separate operating segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2013. Pronouncements that are not applicable to the Company have been excluded from this note.

a)

IFRIC 21 - Levies - the Interpretation is effective for annual periods beginning on or after January 1, 2014. This Standard provides clarification on the accounting for a liability to pay a levy. The Company adopted this standard as of January 1, 2014. The adoption of IFRIC 21 did not materially impact the consolidated financial statements.

The following pronouncements have been issued but are not yet effective:

a)	IFRS 9 - Financial Instruments - The standard is effective for annual reporting periods beginning January 1, 2018 for public entities. The Company is assessing the impact of this Standard.

b)

IFRS 15 - Revenue from Contracts with Customers - The standard is effective for annual reporting periods beginning after December 15, 2016 for public entities with early adoption permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this Standard.

5.	ACQUISITION OF CABALLO BLANCO

On December 23, 2014 (the “closing date”), the Company acquired 100% of the Caballo Blanco Gold Project (“Caballo Blanco”) from subsidiaries of Goldgroup Mining Inc. (“Goldgroup”). Caballo Blanco is a gold development project located in the state of Veracruz, Mexico, 65 kilometers northwest of the state capital, Veracruz, with an estimated Measured and Indicated Resource of 575,000 ounce of gold (28.9 million tonnes grading 0.62 grams per tonne of gold) and an Inferred Resource of 419,000 ounces of gold (24.0 million tonnes grading 0.54 grams per tonne of gold) per the preliminary economic assessment filed in April 2012.

Total consideration paid to the subsidiaries of Goldgroup to acquire Caballo Blanco was $29,168, consisting of $10,000 in cash and 16,065,000 common shares of the Company at a deemed price of $0.86 per share and a contingent payment of $5,000 when Caballo Blanco receives approval for its environmental permit or the Company undergoes a change of control within the next five years. The contingent payment can be paid in cash or common shares, at the option of the Company, and has been recognized at its fair value of $4,535, which is based on when the Company estimates the permits will be obtained. The Caballo Blanco project is subject to a total 2.0% NSR in favour of third parties.

As of December 31, 2014, 6,426,000 of the common shares were still being held in escrow awaiting the achievement of agreed upon escrow release conditions. These administrative escrow release conditions relate to the final governmental approval of the transfer of concessions and mineral rights from the subsidiaries of Goldgroup to the Company. The escrow release conditions are expected to be met within four months of the closing date.

The acquisition has been accounted for by the Company as a purchase of assets and assumption of liabilities. The transaction did not qualify as a business combination under IFRS 3 - Business Combinations, as significant inputs and processes that together constitute a business do not currently exist.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

5.	ACQUISITION OF CABALLO BLANCO (Continued)

Total consideration has been allocated to the assets acquired and liabilities assumed based upon their relative fair value at the date of acquisition. Total consideration of $29,168 was calculated as follows:

Cash consideration	$10,000
Issuance of common shares	13,813
Transaction costs	820
Provision for contingent payment	4,535
Total consideration	$29,168

The total consideration was allocated to mineral properties as an exploration and evaluation asset.

6.	EXPENSES

a)	Cost of sales:

	Years ended December 31,
	2014	2013
Costs of contract mining	$51,276	$47,930
Crushing and gold recovery costs	41,303	39,058
Mine site administration costs	6,039	6,546
Transport and refining	347	379
Royalties (1)	772	-
Change in inventories	(2,212)	(7,464)
Production costs	97,525	86,449
Depreciation and depletion	18,565	15,471
Cost of sales (including depreciation and depletion)	$116,090	$101,920

(1)	Effective January 1, 2014, the new Mexican Extraordinary Mining Duty calculated as 0.5% of gross revenues is included as part of production costs.

b)	Corporate and administrative expenses:

		Years ended December 31,
	Note	2014	2013
Salaries		$3,830	$4,253
Consulting and professional fees (1)		5,332	2,015
Share-based payments	13b)	1,411	784
Rent and office costs		686	549
Administrative and other		2,744	3,591
Corporate and administrative expenses		$14,003	$11,192

(1)	During the year ended December 31, 2014, the Company incurred $2,149 (December 31, 2013 - $nil) in costs relating to a proxy contest.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

6.	EXPENSES (Continued)

c)	Finance expense:

	Years ended December 31,
	2014	2013
Interest on loan facility and equipment financing	$1,319	$1,398
Accretion of loan facility	467	263
Accretion of provision for site reclamation and closure
and other provisions	108	46
Finance expense	$1,894	$1,707

7.	TRADE AND OTHER RECEIVABLES

	Years ended December 31,
	2014	2013
Trade receivable	$533	$1,228
VAT receivable (1)	13,760	12,433
Other receivables (2)	1,130	1,017
	$15,423	$14,678

(1)

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable. The Company elects to use VAT amounts owed to it to settle income tax instalments payable to the Mexican government. As a result, the Company currently pays no income tax cash instalments and receives reduced amounts of VAT cash refunds. At December 31, 2014, the VAT receivable includes $nil for the purpose of settling income taxes payable at year end (December 31, 2013 - $4,650). Subsequent to December 31, 2014, $4,007 of VAT was received by the Company.

(2)	Other receivables include an allowance of doubtful amounts of $129 (December 31, 2013 - $nil)

8.	INVENTORIES

	Years ended December 31,
	2014	2013
Ore in process	$37,270	$33,704
Finished metal inventory	-	1,021
Supplies	9,423	8,378
Non-current unprocessed ore stockpile (1)	6,178	6,523
	52,871	49,626
Less: non-current unprocessed ore stockpile	(6,178)	(6,523)
	$46,693	$43,103

(1)	During the year ended December 31, 2014, the Company recognized total impairment charges of $nil (year ended December 31, 2013 - $6,340) in relation to the non-current unprocessed ore stockpile.

The costs of inventories recognized as an expense for the year ended December 31, 2014 were $116,090 (year ended December 31, 2013 - $101,920) and are included in cost of sales.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

9.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

				Exploration
		Mineral	Plant and	and
	Note	properties (a)	equipment	evaluation (b)	Total
Cost
At January 1, 2014		$137,006	$84,348	$4,985	$226,339
Expenditures (1)		19,032	5,984	32,660	57,676
Change in reclamation obligation	11	(1,402)	-	-	(1,402)
At December 31, 2014		154,636	90,332	37,645	282,613
Accumulated depreciation and depletion
At January 1, 2014		27,136	18,760	-	45,896
Depreciation and depletion		8,576	10,360	-	18,936
Write-off of exploration and evaluation properties (2)		-	-	1,808	1,808
At December 31, 2014		35,712	29,120	1,808	66,640
Carrying amount at December 31, 2014		$118,924	$61,212	$35,837	$215,973

				Exploration
		Mineral	Plant and	and
	Note	properties(a)	equipment	evaluation	Total
Cost
At January 1, 2013		$108,117	$52,744	$3,673	$164,534
Expenditures (3)		28,628	31,604	1,312	61,544
Change in reclamation obligation	11	261	-	-	261
At December 31, 2013		137,006	84,348	4,985	226,339
Accumulated depreciation and depletion
At January 1, 2013		16,648	10,739	-	27,387
Depreciation and depletion		10,488	8,021	-	18,509
At December 31, 2013		27,136	18,760	-	45,896
Carrying amount at December 31, 2013		$109,870	$65,588	$4,985	$180,443

(1)

On December 23, 2014, the Company closed an agreement to acquire the Caballo Blanco property located in the state of Veracruz, Mexico for a total consideration of $29,168. The total consideration was allocated to mineral properties as an exploration and evaluation asset (note 5).

(2)	During the year ended December 31, 2014, the Company wrote-off certain exploration and evaluation properties in order to focus resources on the San Francisco Property as well as newly acquired assets.

(3)

During the third quarter of 2013, the Company entered into an agreement with an equipment supplier (“the Supplier”) to finance the remaining portion of an equipment purchase totalling $4,862 of which the Company had previously paid $1,459. The financing agreement carries an annual interest rate of 7.2% and the remaining balance of $3,403 is payable in 36 monthly instalments which include equal principal repayments of $95. Legal fees and other directly attributable transaction costs totalled $28. At December 31, 2014, the current and long-term portions of the equipment financing total $1,134 and $945, respectively (December 31, 2013 - $1,134 and $2,080, respectively).

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

9.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION (Continued)

a)	Mineral properties

	December 31,	December 31,
	2014	2013
Depletable mineral property	$102,908	$94,003
Non-depletable mineral properties	16,016	15,867
	$118,924	$109,870

i.	San Francisco Property

The San Francisco Property is located in Santa Ana, Sonora, Mexico which is formed by several adjacent claims. Commercial production began April 1, 2010. The Company continues to conduct and incur some exploration and development costs which are being capitalized. At December 31, 2014, mineral properties includes $43,440 (December 31, 2014 - $34,171) of unamortized deferred stripping costs.

ii.	La Chicharra Property

The La Chicharra Property is also located in Santa Ana, Sonora, Mexico adjacent to the San Francisco Property, and is considered part of the overall San Francisco Gold Property. The La Chicharra Property is under active exploration and development, but is not yet in commercial production and is therefore considered non-depletable.

b)	Exploration and evaluation

The Company is holding and exploring a number of mineral properties in Mexico which are included in exploration and evaluation.

i.	Caballo Blanco Gold Project

On December 23, 2014, the Company closed an agreement to acquire 100% of the Caballo Blanco Gold Project located in the state of Veracruz, Mexico, with an estimated Measured and Indicated Resource of 575,000 ounce of gold (28.9 million tonnes grading 0.62 grams per tonne of gold) and an Inferred Resource of 419,000 ounces of gold (24.0 million tonnes grading 0.54 grams per tonne of gold) per the preliminary economic assessment filed in April 2012. The total consideration paid for the asset was $29,168 (note 5).

ii.	El Picacho Project

On December 11, 2007, the Company entered into an exploration agreement with the option to acquire a 100% interest in the 11 mining properties that comprise the El Picacho Project in Sonora, Mexico. The agreement, which was subsequently renegotiated, required the Company to make periodic payments totalling $300 up to October 2015. At December 31, 2014, a cumulative total of $290 has been paid. The vendor will retain a 1.5% net smelter return interest, which is limited to $1,500. The vendor is obligated to sell or transfer to the Company their right to the royalty at any time, upon the Company’s request, for which the Company will pay $500 for every half per cent (0.5%), to a maximum of $1,500. The Company has also previously staked an additional 6,500 hectares surrounding the claims and now controls over 7,200 hectares in the El Picacho area.

iii.	Other properties

The Company has title to the Patricia, Norma and El Foco claims located in the state of Sonora, Mexico. During the year, the Company acquired the 1,380 hectare El Foco property. The Company has title to five wholly owned mining concessions, known as the TIM claims, located in the state of Zacatecas, Mexico; as well as the Cocula claims amounting to 534 hectares in the state of Jalisco, Mexico.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

10.	TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31,	December 31,
	2014	2013
Trade payables	$17,520	$23,957
Income taxes payable	4,482	834
Accrued liabilities	1,736	1,821
Vendor loan	1,725	1,725
Other	57	532
	$25,520	$28,869

11.	PROVISION FOR SITE RECLAMATION AND CLOSURE

Balance at January 1, 2013	$2,869
Accretion of discounted cash flows	38
Change in estimated cash flows and assumptions	261
Balance at December 31, 2013	$3,168
Accretion of discounted cash flows	99
Change in estimated cash flows and assumptions	(1,402)
Balance at December 31, 2014	$1,865

The provision for site reclamation and closure consists of mine closure costs, reclamation and retirement obligations for mine facilities and infrastructure.

During the year ended December 31, 2014, the Company completed its annual reassessment of the provision for site reclamation and closure based on independent technical reports. As a result of this reassessment, the provision was reduced by $1,402 (year ended December 31, 2013- increase in provision of $261).

The total undiscounted amount of estimated cash flows required to settle the retirement obligations of the San Francisco Property is $2,312 (December 31, 2013 - $4,540). The cash flows have been inflated by the rate of 4.0% (December 31, 2013 - 4.0%) and discounted using the pre-tax risk-free rate of 2.17% (December 31, 2013 - 3.0%) . The provision for site reclamation and closure is not expected to be paid in the near term and is intended to be funded from cash balances at the time of the mine closure.

12.	LOAN FACILITY

During December 2013, the Company negotiated with Sprott Asset Management (“the Lender”) to extend the pre-existing C$18,000 loan facility 12 months beyond the original expiry date of December 31, 2013 in exchange for 300,000 common shares of the Company. The shares were issued on January 24, 2014 and had a fair value of C$1.50 ($1.36) per share at the date of issue.

The amended loan facility was repayable in full on or before December 31, 2014 with a stated interest rate of 9.0% per annum. On February 28, 2014, the Company repaid C$5,000 ($4,515) in principal of the C$18,000 ($16,438) loan facility outstanding at December 31, 2013.

During December 2014, the Company renegotiated with the Lender to extend the term of the current loan facility of C$13,000 ($11,206) another 12 months to a maturity date of December 31, 2015. The loan facility will continue to have an interest rate of 9% per annum. The Company incurred transaction costs of $136, consisting of C$130 ($112) in extension fees and $24 in legal fees. For the year ended December 31, 2014, the effective interest rate of the debt agreement was 10.2% (December 31, 2013 - 8.9%) .

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

12.	LOAN FACILITY (Continued)

Subsequent to December 31, 2014, the loan facility was converted to US dollars (note 22).

Under the terms of the loan facility, the Company has pledged all of its assets (including the assets of its subsidiaries) in favour of the Lender as security over the loan facility. In addition, the subsidiaries have each provided guarantees to the Lender for the repayment of any amounts advanced to the Company under the terms of the loan facility.

At December 31, 2014 and 2013, no accrued interest on the loan facility was included in trade payables and accrued liabilities.

13.	EQUITY

a)	Authorized share capital

•	Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments; and
•	Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

The Company had the following common share transactions:

•	During the year, the Company issued 433,334 common shares, for a value of $423, to share option holders who exercised their options (note 13b) (December 31, 2013 - 75,000 common shares, for a value of $165).
•	On January 24, 2014, the Company issued 300,000 common shares as part of renegotiating the loan facility (note 12).
•	On February 11, 2014, the Company closed a bought deal financing and issued 18,920,000 common shares for gross proceeds of C$28,380 ($25,741), with transaction costs of C$1,716 ($1,557).
•	On December 23, 2014, the Company completed the acquisition of Caballo Blanco and issued 16,065,000 common shares with a value of C$16,065 ($13,813) (note 5).

At December 31, 2014, there were 179,877,379 issued and outstanding common shares (December 31, 2013 - 144,159,045). The Company does not currently pay dividends and entitlement will only arise upon declaration.

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Discounted Market Price as defined by the TSX Corporate Finance Manual and vest over periods up to two years.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

13.	EQUITY (Continued)

Share option transactions and the number of share options outstanding during the year ended December 31, 2014 and 2013 are summarized as follows:

	Number of share	Weighted average
	options	exercise price (C$)
Outstanding at January 1, 2013	8,950,000	2.25
Granted	2,800,000	1.25
Exercised	(75,000)	2.15
Forfeited	(300,000)	2.74
Outstanding at December 31, 2013	11,375,000	1.99
Granted	3,300,000	1.44
Exercised	(433,334)	1.08
Forfeited	(1,341,666)	2.24
Outstanding at December 31, 2014	12,900,000	1.85
Exercisable at December 31, 2014	9,841,664	1.99

Share options outstanding and exercisable at December 31, 2014 are as follows:

			Weighted			Weighted
		Weighted	average		Weighted	average
Exercise	Number of	average	remaining life	Number of	average	remaining life
price range	options	exercise price	of options	options	exercise price	of options
(C$)	outstanding	(C$)	(years)	exercisable	(C$)	(years)
1.00 - 2.33	7,175,000	1.30	3.61	4,116,664	1.22	2.83
2.34 - 2.75	5,725,000	2.55	1.75	5,725,000	2.55	1.75
	12,900,000	1.85	2.79	9,841,664	1.99	2.20

There were 433,334 share options exercised during the year ended December 31, 2014 (year ended December 31, 2013 - 75,000). The weighted average share prices at the dates of exercise for the 433,334 share options exercised during the year ended December 31, 2014 were C$1.08 (year ended December 31, 2013 - C$2.15) .

The fair value of share options recognized as an expense during the year ended December 31, 2014 was $1,411 (year ended December 31, 2013 - $784). There were 3,300,000 share options granted during the year ended December 31, 2014 (year ended December 31, 2013 - 2,800,000). During the years ended December 31, 2014 and 2013, the weighted average grant date fair value per option of the share options granted was C$1.44 and C$1.25, respectively.

The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the years ended December 31, 2014 and 2013:

	Years ended December 31,
	2014	2013
Risk-free interest rate	1.3%	1.5%
Expected life of options	4.1 years	4.1 years
Annualized volatility	62.3%	63.0%
Forfeiture rate	2.2%	2.2%
Dividend rate	0.0%	0.0%

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

13.	EQUITY (Continued)

The expected life of share options granted represents the period of time that share options granted are expected to be outstanding. Expected volatilities are based on historical volatility of the Company’s shares listed on the TSX. The expected forfeiture is based on the historical forfeiture rate of the Company’s share options.

14.	INCOME TAXES

For the year ended December 31, 2014, the Company incurred $10,152 of current income tax expense (year ended December 31, 2013 - $3,099).

For the year ended December 31, 2014, the Company incurred $620 of deferred income tax expense (year ended December 31, 2013 - $21,796). The amounts in both periods relate primarily to recognizing the tax effects on changes in tax rates and in timing differences from mineral property and equipment balances.

a)	Rate changes

During December 2013, the 2014 Mexico Tax Reform (the “Tax Reform”) was published in Mexico’s official gazette with changes taking effect January 1, 2014. The Tax Reform eliminates the gradual tax rate reduction to 28% that was enacted in 2012. As a result, the tax rate for 2014 and thereafter will remain at 30%. The flat tax introduced in 2009 which was levied at the rate of 17.5% on cash flows of Mexican corporations was also eliminated as part of the Tax Reform.

The combined Canadian federal and provincial income tax rates increased from 25.75% for the year ended December 31, 2013 to 26.00% for the year ended December 31, 2014.

b)	Tax reforms effective January 1, 2014

The Tax Reform includes the implementation of a 7.5% Special Mining Duty (“SMD”) and a 0.5% Extraordinary Mining Duty (“EMD”). The Company has taken the position that the SMD is an income tax under International Accounting Standard 12 - Income Taxes (“IAS 12”), as it is calculated based on a form of earnings before income taxes less certain specified costs. The EMD is a calculation based on gross revenues and is therefore not considered an income tax. Both the SMD and EMD are deductible for income tax purposes.

c)	Rate reconciliation

Income tax expense differs from the amount that would result by applying the combined Canadian federal and provincial income tax rates to earnings before income taxes. Substantially all of the Company’s taxable income for the year ended December 31, 2014 is generated in Mexico and is subject to Mexico’s 30% tax rate (year ended December 31, 2013 - 30%).

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

14.	INCOME TAXES (Continued)

The impact of being subject to this higher tax rate, as well as other differences, is included in the following reconciliation:

	Years ended December 31,
	2014	2013
Earnings before income taxes	$19,959	$40,238
Combined Canadian federal and provincial income tax rates	26.00%	25.75%
Expected income tax expense	5,189	10,361
Items that cause an increase (decrease):
Effect of different tax rates in foreign jurisdiction	1,137	1,904
Non-deductible expenses	976	1,575
Foreign exchange	1,420	701
Effect of SMD in Mexico	(631)	8,605
Difference in future and current tax rates	-	1,108
Change in unrecognized deferred income tax assets	2,170	826
Other	511	(185)
Income tax expense	$10,772	$24,895

As a result of the Tax Reform temporary differences arose between the book basis of the Company’s mining assets and financial assets and liabilities and their tax basis. For the purposes of calculating the SMD, the tax basis of mining assets and financial assets and liabilities is $nil. As of December 31, 2013, the Company recognized a net one-time non-cash charge of $8,605 related to the deferred tax liability impact of the SMD. This deferred tax liability will be drawn down to $nil as a reduction to deferred tax expense over the life of mine as the mine and its related assets are depleted and depreciated.

d)	Deferred tax assets and liabilities

The composition of the Company's net deferred income tax liabilities at December 31, 2014 and 2013 are as follows:

	December 31,	December 31,
	2014	2013
Deferred income tax assets:
Non-capital losses	$3,060	$1,595
Monetary items and other	2,907	264
	5,967	1,859

Deferred income tax liabilities:
Mineral properties book value in excess of tax value	(54,131)	(52,011)
Other	(3,832)	(1,224)
	(57,963)	(53,235)
Deferred income tax liabilities, net	$(51,996)	$(51,376)

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

14.	INCOME TAXES (Continued)

The Company's unrecognized deductible temporary difference at December 31, 2014 and 2013 are as follows:

	December 31,	December 31,
	2014	2013
Deductible temporary differences:
Non-capital losses	$45,712	$39,113
Other credits and tax assets	842	782
Share issuance costs	1,893	754
Deductible temporary differences	$48,447	$40,649

e)	Non-capital losses

At December 31, 2014, the Company has losses for income tax purposes in Canada and Mexico of $37,699 (December 31, 2013 - $34,001) and $11,073 (December 31, 2013 - $7,575), respectively, which may be used to reduce future taxable income. The Canadian losses, if not utilized, will expire beginning 2026 through to 2035, while the Mexican losses, if not utilized, will expire beginning 2018 through to 2026. Of these Canadian and Mexican amounts, $7,255 (December 31, 2013 - $4,705) and $3,912 (December 31, 2013 - $1,241), respectively, have been offset against recognized deferred tax liabilities.

15.	EARNINGS PER SHARE

	Year ended December 31, 2014			Year ended December 31, 2013
		Weighted			Weighted
	Earnings	average		Earnings	average
	for the	shares	Earnings	for the	shares	Earnings
	year	outstanding	per share	year	outstanding	per share
Basic EPS	$9,187	161,297,692	$0.06	$15,343	144,120,095	$0.11
Effect of dilutive securities:
Share options		707,469	-	-	2,020,344	-
Diluted EPS	$9,187	162,005,161	$0.06	$15,343	146,140,439	$0.11

At December 31, 2014, 12,900,000 (December 31, 2013 - 11,375,000) share options were outstanding, of which 9,858,336 were anti-dilutive (December 31, 2013 - 6,825,000) because the underlying exercise prices exceeded the average market price for the year ended December 31, 2014 of the underlying common shares of C$1.51 (year ended December 31, 2013 - C$2.08) .

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

16.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions were as follows:

		Years ended December 31,
	Note	2014	2013
Shares issued for asset acquisition (1)	5	$13,813	$-
Shares issued for debt issuance costs (2)	13	$-	$407
VAT used to settle income tax liabilities	7	$7,024	$2,864
Equipment financing	9	$-	$3,214

(1)	On December 23, 2014, the Company completed the acquisition of Caballo Blanco (note 5) and issued 16,065,000 common shares for a value of C$16,065 ($13,813).

(2)	At December 31, 2014, $nil (December 31, 2013 - $407) of share issuance costs were included in trade payables and accrued liabilities.

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Fair value measurement of financial assets and liabilities

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3 - inputs for the asset or liability that are not based upon observable market data.

At December 31, 2014 and 2013, none of the Company’s financial assets and liabilities are measured and recognized in the consolidated statement of financial position at fair value.

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies.

At December 31, 2014 and 2013, there were no financial assets or liabilities measured and recognized in the consolidated statement of financial position at fair value that would be categorized as Level 2 or Level 3 in the fair value hierarchy above.

b)	Risk management

The Company’s primary business activities consist of the acquisition, exploration, development and operation of mineral resource properties in Mexico. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, commodity price risk, currency risk, liquidity risk, and interest rate risk. The Company’s risk management program strives to evaluate the unpredictability of financial and commodity markets and its objective is to minimize the potential adverse effects of such risks on the Company’s financial performance, where financially feasible to do so. When deemed material, these risks may be monitored by the Company’s corporate finance group and they are regularly discussed with the Board of Directors or one of its committees.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

i.	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the consolidated financial statements.

The Company’s credit risk is predominantly limited to cash and cash equivalent balances held in financial institutions, the recovery of VAT receivable from the Mexican tax authorities, any gold and silver sales and related receivables, prepaid expenses and advances to counterparties and other receivables. The maximum exposure to the credit risk is equal to the carrying value of such financial assets. At December 31, 2014, the Company expects to recover the full amount of such assets.

The objective of managing counterparty credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors.

Cash and cash equivalents are only deposited with or held by major financial institutions where the Company conducts its business. In order to manage credit and liquidity risk, the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

Gold and silver sales are made to a limited number of large international organizations specializing in the precious metals markets. The Company believes them to be of sound credit worthiness, and to date, all receivables have been settled in accordance with agreed upon terms and conditions. The Mexican tax authorities with whom the Company holds a VAT receivable balance, are also deemed to be of sound credit worthiness.

ii.	Commodity price risks

The Company is exposed to price risk associated with the volatility of the market price of commodities, in particular gold and silver, and also too many consumables that are used in the production of gold and silver.

The prices of most commodities are determined in international markets and as such the Company has limited or no ability to control or predict the future level of most commodity prices. In some instances, the Company may have the ability to enter into derivative financial instruments to manage the Company’s exposure to changes in the price of commodities such as gold, silver, oil and electricity. At this time, the Company has elected not to actively manage its exposure to commodity price risk through the use of derivative financial instruments.

iii.	Currency risk

The Company’s functional currency is the US dollar and therefore the Company’s earnings and total comprehensive income are impacted by fluctuations in the value of foreign currencies in relation to the US dollar.

The table below summarizes the net monetary assets and liabilities held in foreign currencies:

	December 31,	December 31,
	2014	2013
Canadian dollar net monetary liabilities	$(11,201)	$(17,635)
Mexican peso net monetary assets	10,297	7,540
	$(904)	$(10,095)

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

The effect on earnings before income tax at December 31, 2014 of a 10.0% appreciation in the foreign currencies against the US dollar on the above mentioned net monetary assets and liabilities of the Company is estimated to be a decrease of $100 (December 31, 2013 - $1,122) assuming that all other variables remained constant.

The effect on earnings before income tax at December 31, 2014 of a 10.0% depreciation in the foreign currencies against the US dollar on the above mentioned financial and non-financial assets and liabilities of the Company is estimated to be an increase of $82 (December 31, 2013 - $918) assuming that all other variables remained constant.

The calculations above are based on the Company’s statement of financial position exposure at December 31, 2014.

iv.	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements and its exploration and production plans.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The Company expects to discharge its commitments as they come due from its existing cash balances and cash flow from operations. The Company has no concentrations of liquidity risk.

A summary of future operating commitments is presented in note 20.

v.	Interest rate risk

The Company’s interest revenue earned on cash and interest expense incurred on the loan facility and equipment financing are exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company’s exposure to interest rate risk is very low as the Company has a fixed interest rate on its loan facility and equipment financing. At December 31, 2014, a 1.0% increase of the effective interest rate on the loan facility would decrease its fair value by C$122 ($105) (December 31, 2013 - C$165 ($155)). Additionally, a 1.0% decrease of the effective interest rate on the loan facility would increase its fair value by C$123 ($106) (December 31, 2012 - C$180 ($169)).

At December 31, 2014, a 1.0% increase of the effective interest rate on the equipment financing would decrease its fair value by $11 (December 31, 2013 - $43). Additionally, a 1.0% decrease of the effective interest rate on the equipment financing would increase its fair value by $19 (December 31, 2013 - $44).

The Company has elected not to enter into interest rate swaps or other instruments to actively manage such risks.

vi.	Fair value disclosures

At December 31, 2014 and 2013, none of the Company’s financial assets and liabilities are measured and recognized in the consolidated statement of financial position at fair value.

The carrying values of cash and cash equivalents, trade and other receivables, and trade payables and accrued liabilities approximate their fair value due to their short-term nature. The carrying value of the vendor loan approximates its fair value given its short-term nature.

The fair value of the equipment financing at December 31, 2014 is $1,911 (December 31, 2013 - $3,189) as determined by discounting the future cash flows by a discount factor based on an interest rate of 9.0% (December 31, 2013 - 7.8%), which reflects the Company’s current rate of borrowing.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

The fair value of the loan facility at December 31, 2014 is C$12,903 ($11,123) (December 31, 2013 - C$17,484 ($16,438)) as determined by discounting the future cash flows by a discount factor based on an interest rate of 9.0% (December 31, 2013 - 12.1%), which reflects the Company’s current rate of borrowing.

18.	RELATED PARTY TRANSACTIONS

The Company’s related parties include key management personnel and any transactions with such parties for goods and/or services are made on regular commercial terms and are considered to be at arm’s length. During the years ended December 31, 2014 and 2013, the Company did not enter into any transactions with related parties.

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. Salaries and benefits, bonuses and share-based payments are included in corporate and administrative expenses.

Key management compensation includes:

	Years ended December 31,
	2014	2013
Salaries and benefits	$1,569	$1,555
Bonuses	678	549
Share-based payments	973	408
	$3,220	$2,512

19.	MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are intended to safeguard the Company’s normal operating requirements on an ongoing basis and the continued development and exploration of its mineral properties. The capital of the Company consists of the consolidated equity, loan facility and equipment financing, net of cash.

	December 31,	December 31,
	2014	2013
Equity	$213,777	$164,352
Loan facility	11,070	16,438
Equipment financing	2,079	3,214
	226,926	184,004
Less: Cash and cash equivalents	(26,952)	(22,776)
	$199,974	$161,228

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

The Company also has in place a rigorous planning, budgeting and forecasting process which is used to identify the amount of funds required to ensure the Company has appropriate liquidity to meet short and long-term operating objectives. In order to maintain or adjust its capital structure, the Company may issue new shares or debt.

At December 31, 2014, the Company anticipates its capital resources and projected future cash flows from operation of the San Francisco Mine to support its normal operating requirements on an ongoing basis as well as the planned development and exploration of its mineral and exploration properties. At December 31, 2014, the Company is not subject to any externally imposed capital requirements.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

20.	COMMITMENTS AND CONTINGENCIES

A summary of undiscounted liabilities and future operating commitments at December 31, 2014 are as follows:

				Greater
		Within	2 - 5	than 5
	Total	1 year	years	years
Trade payables and accrued liabilities	$25,520	$25,520	$-	$-
Loan facility (C$13,000)	11,070	11,070	-	-
Equipment financing	2,079	1,134	945	-
Interest payments on loan facility and
equipment financing	1,151	1,120	31	-
Future operating commitments (1) (2)	189,634	77,347	112,287	-
Provision for site reclamation and closure (3)	2,312	-	-	2,312
Other provisions (4)	1,127	-	1,127	-
Provision for contingent payment (note 5)	5,000	-	5,000	-
	$237,893	$116,191	$119,390	$2,312

(1)

The future operating commitments of the Company are mainly due to the mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). The original Peal contract was for 42 months, however an addendum was signed effective November 1, 2012 for five years (December 31, 2014 - 34 months remaining) and covers substantially all mining services at a cost of $1.59 per tonne of material mined ($1.64 per the original contract). The Peal commitment is based on the forecasted minimum tonnage and estimated price of $1.62 to be mined until the end of the mining contract, and would be significantly less in the event that mining activities at the San Francisco Mine ceased. Operating commitments also includes a guarantee provided by the Company for the office premises at its corporate office.

(2)

Contractual commitments are defined as agreements that are enforceable and legally binding. Certain of the contractual commitments may contain cancellation clauses; however, the Company discloses the contractual maturities of the Company's operating commitments based on management's intent to fulfill the contracts.

(3)	Provision for site reclamation and closure represents the undiscounted amount of the estimated cash flows required to settle the retirement obligations of the San Francisco Mine.

(4)

Other provisions represent the undiscounted amount of the demobilization costs related to the Peal contract, whereby the Company is responsible for demobilization costs of $900 payable one month prior to the end of the mining contract. This obligation has been recorded at an annualized discount rate of 1.4%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract. At December 31, 2014 this obligation was determined to be $1,127.

Various tax and legal matters are outstanding from time to time. In the event that managements estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements on the date such changes occur.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(In thousands of United States dollars, except where noted)

21.	SEGMENTED INFORMATION

The Company has determined that it has one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in Mexico. At December 31, 2014, all of the Company’s operating and capital assets are located in Mexico except for $2,312 (December 31, 2013 - $1,508) of cash and cash equivalents and other current assets which are held in Canada.

Reporting is prepared on a geographic and consolidated basis as determined by the requirements of the Chief Executive Officer as the chief operating decision maker for the Company. The Company does not treat the production of gold and silver, the primary two minerals, as separate operating segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective.

During the years ended December 31, 2014 and 2013, the Company had sales agreements with three major customers. The percentage breakdown of metal revenues by major customer is as follows:

	Years ended December 31,
	2014	2013
Customer A	97%	96%
Customer B	2%	2%
Customer C	1%	2%
Total	100%	100%

Due to the nature of the gold market, the Company is not dependent on any customers to sell the finished goods.

The Company’s metal revenues from operations for the years ended December 31, 2014 and 2013 are as follows:

	Years ended December 31,
	2014	2013
Gold	$152,533	$159,193
Silver by-product	1,535	1,400
	$154,068	$160,593

22.	EVENTS AFTER THE REPORTING PERIOD

a)

On February 2, 2015, the Company converted the loan facility into US dollars and finalized the extension to December 31, 2015. The C$13,000 principal balance was converted to $10,223 with all subsequent interest being paid in US dollars. In consideration for the extension the Company paid a C$130 ($112) bonus in cash and $10 in legal fees to the lender.

b)

On February 17, 2015, the Company announced that it had entered into an agreement whereby the Company will acquire all of the issued and outstanding common shares of Newstrike Capital Inc. (“Newstrike”). Under the terms of the agreement, Newstrike shareholders will receive 0.90 (the “Exchange Ratio”) of a Company common share and C$0.0001 in cash for each Newstrike common share In addition, each outstanding option to purchase a Newstrike Share will be exchanged for an option to purchase a Company Share, based upon the Exchange Ratio.

c)

On February 17, 2015, in connection with the Newstrike arrangement, the Company announced that it will undertake a non-brokered private placement of Company shares in an aggregate amount of up to C$10,000 at a price of C$1.25 per share. The proceeds of the private placement will be used to support the continued development of Newstrike’s Ana Paula Gold Project.